UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 92)*

MIDWAY GAMES INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

598-148-104

(CUSIP Number)

Sumner M. Redstone
846 University Ave.
Norwood, Massachusetts 02062
Telephone:  (781) 461-1600
(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

November 28, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), Rule 13d-1(f) or Rule 13d-l(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Note).

SCHEDULE 13D/A

CUSIP No. 598-148-104

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUMNER M. REDSTONE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 8 Pages

SCHEDULE 13D/A

CUSIP No. 598-148-104

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NATIONAL AMUSEMENTS, INC. I.R.S. No. 04-2261332
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 8 Pages

SCHEDULE 13D/A

CUSIP No. 598-148-104

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUMCO, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 4 of 8 Pages

Item 1.	Security and Issuer.

This Amendment No. 92 amends the Statement on Schedule 13D previously filed with the SEC by Mr. Sumner M. Redstone, National Amusements, Inc. (“NAI”) and Sumco, Inc. (“Sumco”) with respect to the voting common stock, $.01 par value per share (the “Common Shares”), of Midway Games Inc. (the “Issuer”), a Delaware corporation, with its principal executive office located at 2704 West Roscoe Street, Chicago, IL 60618.

Item 2.	Identity and Background.

Item 2(b) is amended as follows by changing the address information regarding Mr. Sumner M. Redstone, NAI and Sumco:

(b)          846 University Ave., Norwood, MA 02062

Item 5.	Interest in Securities of the Issuer.

(a)-(b)    As a result of the transactions described in Items 5(c) and 6 of this Statement, none of Mr. Sumner M. Redstone, NAI or Sumco beneficially own, directly or indirectly, any Common Shares of the Issuer or have any voting or dispositive power with respect thereto.

(c)          On November 28, 2008, (i) Mr. Sumner M. Redstone sold 12,433,557 Common Shares, (ii) NAI sold 22,687,479 Common Shares, and (iii) Sumco sold 45,218,230 Common Shares, in each case, which constituted all of the Common Shares of the Issuer beneficially owned by such Seller (as defined below) immediately prior to such sale, for a price per share of $0.0012, with each such sale being effected in accordance with the terms of the Stock Purchase Agreement described in Item 6 of this Statement.

(e)           As a result of the transactions described in Items 5(c) and 6 of this Statement, on November 28, 2008, each of Mr. Sumner M. Redstone, NAI and Sumco ceased to be the beneficial owner of more than five percent of the Common Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stock Purchase Agreement:

On November 28, 2008, each of Mr. Sumner M. Redstone, NAI and Sumco (collectively, the “Sellers”) entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Acquisition Holdings Subsidiary I LLC (the “Purchaser”), pursuant to which the Sellers sold to the Purchaser, and the Purchaser purchased from the Sellers, all of the Common Shares of the Issuer beneficially owned by the Sellers immediately prior to such sale, representing, collectively, approximately 87.2% of the total issued and outstanding Common Shares of the Issuer.

The foregoing summary of the terms of the Stock Purchase Agreement is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, a copy of which is included as Exhibit 2 to this Statement and is incorporated herein by reference.

Page 5 of 8 Pages

Participation Agreement:

Concurrently with the execution of the Stock Purchase Agreement, NAI and the Purchaser entered into a Participation Agreement (the “Participation Agreement”), pursuant to which NAI granted to the Purchaser, and the Purchaser acquired from NAI, an undivided interest and participation in certain of the loans and advances made by NAI, whether before or after the date of the Participation Agreement, pursuant to the Credit Agreements (as defined in the Participation Agreement), and all of NAI’s right, title and interest in, to and under the Credit Agreements, including guarantees, collateral, pledges, distributions, claims and causes of actions against the borrowers thereunder, all on the terms and conditions set forth in the Participation Agreement.

The foregoing summary of the terms of the Participation Agreement is qualified in its entirety by reference to the full text of the Participation Agreement, a copy of which is included as Exhibit 3 to this Statement and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement among NAI, Mr. Sumner M. Redstone and Sumco pursuant to Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended
2	Stock Purchase Agreement
3	Participation Agreement

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

December 1, 2008	SUMNER M. REDSTONE

/s/ Sumner M. Redstone
Sumner M. Redstone,
Individually

NATIONAL AMUSEMENTS, INC.

/s/ Sumner M. Redstone
Name:	Sumner M. Redstone
Title:	Chairman of the Board and Chief Executive Officer

SUMCO, INC.

/s/ Richard J. Sherman
Name:	Richard J. Sherman
Title:	Vice President

Page 7 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated April 15, 1998 (the “Schedule 13D”), with respect to the Common Stock, par value $.01 per share, of Midway Games Inc. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein.  This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 1st day of December, 2008.

SUMNER M. REDSTONE

/s/ Sumner M. Redstone
Sumner M. Redstone,
Individually

NATIONAL AMUSEMENTS, INC.

/s/ Sumner M. Redstone
Name:	Sumner M. Redstone
Title:	Chairman of the Board and Chief Executive Officer

SUMCO, INC.

/s/ Richard J. Sherman
Name:	Richard J. Sherman
Title:	Vice President

Page 8 of 8 Pages